FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 001-14554

Banco Santander Chile
Santander Chile Bank
(Translation of Registrant’s Name into English)

Bandera 140
Santiago, Chile
(Address of principal executive office)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

          Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A [Missing Graphic Reference]

Table of Contents

Item

1.	Translation of material event

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER-CHILE

	By:	/s/
	Name:	Juan Pedro Santa María
	Title:	General Counsel
Date: June 3, 2010

Santiago, May 26, 2010

Material Event

In conformity with Articles 9 and 10 of the Law 18,045 and Article 147 of Law No. 18,046, Banco Santander Chile informs that in an ordinary Board Meeting held on May 25, 2010, the Board approved the following operations with related parties:

1)	Modification to the fee structure the Bank and its subsidiary Santander Corredora de Seguros Ltda receives from the related entities Santander Seguros Generales S.A. and Santander Seguros de Vida S.A.
2)	A derivative contract with Banco Santander, S.A. parent company of Banco Santander Chile.

Regarding both operations, the board members Lucía Santa Cruz, Claudia Bobadilla, Mauricio Larraín, Oscar von Chrismar, Vittorio Corbo, Victor Arbulú, Marco Colodro, Juan Manuel Hoyos, Roberto Mendez y Roberto Zahler expressed that these operations contribute to the Bank’s interests and that the terms are in line with market conditions as stated in the report issued by the Bank’s Audit Committee dated May 24, 2010.

It is important to point out that the board member Jesus María Zabalza approved the operation in numeral 1, but abstained from omitting an opinion on the second operation, since he is an employee of our parent company and, therefore, an interested party in the transaction.

Sincerely,

Claudio Melandri Hinojosa
Chief Executive Officer